UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March 2026	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.

(Translation of Registrant’s name into English)

600 de Maisonneuve Boulevard West

33rd Floor

Montréal, Québec

Canada H3A 3J2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: March 25, 2026	By:	/s/ Rob Assal
		Name:	Rob Assal
		Title:	Executive Vice-President, Chief Legal and Administrative Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Proxy Circular
99.2	Notice of Meeting
99.3	Form of Proxy
99.4	2025 Annual Report